CUSIP No. 96946510-3

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires:
Estimated average burden
SCHEDULE 13D	hours per response.......14.90

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sport-Haley, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

96946510-3

(CUSIP Number)

Lloyd Sems, Sems Advisors LLC, 4600 East 48th Avenue, Denver, CO 80216

(Name/Address/Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of Reporting Persons SEMS ADVISORS LLC(1)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 356,136(2), (3)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 171,300(4)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 356,136

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.6%(5)

14	Type of Reporting Person (See Instructions) HC/OO

(1)   Sems Advisors LLC is the General Partner of Sems Diversified Value, LP, a private investment partnership formed under the laws of the State of Delaware, which holds directly 171,300 of the reported shares.  Lloyd Sems, also a Reporting Person, is the Managing Member of Sems Advisors, LLC.

(2)   The Reporting Persons may be deemed to have shared voting power over these shares only for the purposes described in Item 4, below.  Effective immediately after the date hereof, the Reporting Persons ceased having any arrangement that may be deemed to confer or combine shared voting power with Concentric Investment Management, LLC (“Concentric”) and North & Webster, LLC and North & Webster Value Opportunities Fund LP (together referred to as “North & Webster”).  The Reporting Persons therefore disclaim beneficial ownership as to the North & Webster and Concentric shares.

(3)   As a result of the mutual intent described in Item 4 of this Schedule 13D, the Reporting Persons may be deemed to have been part of a group with North & Webster and Concentric.  The Reporting Persons do not affirm to be part of a group and expressly disclaims beneficial ownership of the 184,836 shares of Common Stock listed that may be deemed to be owned in the aggregate by North & Webster and Concentric.

(4)   The Reporting Persons share dispositive and voting power as these shares.

(5)   The Reporting Person may be deemed to beneficially own, in the aggregate (not including the shares as to which beneficial ownership has been disclaimed as provided in footnote (3) above), 7.5% of the issued and outstanding shares of Common Stock of the Company.

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1	Name of Reporting Persons Lloyd Sems(6)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power (7), (8)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 171,300(9)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 356,136

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.6%(10)

14	Type of Reporting Person (See Instructions) IN

(6)   The Reporting Person is the Managing Member of Sems Advisors LLC, which is also a Reporting Person.  Sems Advisors LLC is the General Partner of Sems Diversified Value, LP, a private investment partnership formed under the laws of the State of Delaware, which holds directly 171,300 of the reported shares

(7)   The Reporting Persons may be deemed to have shared voting power over these shares only for the purposes described in Item 4, below.  Effective immediately after the date hereof, the Reporting Persons ceased having any arrangement that may be deemed to confer or combine shared voting power with Concentric and North & Webster, LLC.  The Reporting Persons therefore disclaim beneficial ownership as to the North & Webster and Concentric shares.

(8)   As a result of the mutual intent described in Item 4 of this Schedule 13D, the Reporting Persons may be deemed to have been part of a group with North & Webster and Concentric.  The Reporting Persons do not affirm to be part of a group and expressly disclaims beneficial ownership of the 184,836 shares of Common Stock listed that may be deemed to be owned in the aggregate by North & Webster and Concentric.

(9)   The Reporting Persons share dispositive and voting power as to 171,300 shares.

(10)   The Reporting Person may be deemed to beneficially own, in the aggregate (not including the shares as to which beneficial ownership has been disclaimed as provided in footnote (3) above), 7.5% of the issued and outstanding shares of Common Stock of the Company.

CUSIP No. 96946510-3

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock of SPORT-HALEY, INC. (the “Company”).

The Company’s principal executive offices are:

4600 East 48th Avenue

Denver, CO  80216

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange act of 1934, as amended (the “1934 Act”), with respect to the Common Stock of the Company.

A. Reporting Persons

Name	Principal Place of Business	State of Organization	Principal Business
Sems Advisors LLC	7 Dey Street New York, NY 10007	Delaware	General Partner of private investment company

Lloyd Sems	7 Dey Street New York, NY 10007	Managing Member of Sems Advisors LLC	United States

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Neither the Reporting Person nor the above named natural person has, during the last five years (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired 171,300 shares of the Company’s Common Stock on March 11, 2009. The source of funds used to make prior purchases of Common Stock is not material to this filing.

Item 4.	Purpose of Transaction

On or about April 17, 2009, the Reporting Persons, North & Webster, Samuel A Kidston and Concentric may be deemed to have entered into an arrangement pursuant to which they would jointly seek the election or appointment of Messrs. Samuel Kidston and Lloyd Sems to the board of directors of the Company to fill the two vacancies then on the board of directors.  As part of the arrangement, Samuel Kidston and North & Webster received revocable proxies to vote the 123,425 shares of the Company held by Concentric through its broker UBS Securities LLC. As of the date hereof, each of Messrs. Kidston and Sems have been appointed and confirmed to the board of directors of the Company. Because the purpose of the arrangement has been satisfied, and because there is no other arrangement with respect to the shares among the parties, with respect to voting or disposition or otherwise, any group among them that may have been deemed to have been formed has been abandoned.

Reporting Person Sems Advisors LLC sought the placement of Lloyd Sems on the board of directors in order, among other things, to secure so far as is practical, an investment objective that seeks capital appreciation of the Common Stock.  In its status as a shareholder, Sems Advisors LLC will continuously analyze the operations, capital structure and markets of the Company.  As a result of these activities, Sems Advisors LLC may participate in interviews or hold discussions with management in which Sems Advisors LLC may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Company as a means of enhancing shareholder value.  Such suggestions or positions may relate to one of more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one of more businesses; selling the Company or acquiring another company or business; changing operating or marketing strategies, adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Company’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of shares of the Company by members of management, issuance of options to management or their employment by the Company.

Subject to and depending upon the availability of prices deemed favorable by Sems Advisors LLC, it may choose to purchase additional shares of Common Stock from time to time in the open market, in

CUSIP No. 96946510-3

privately negotiated transactions with third parties, by exercising, directly or indirectly, options or warrants, or otherwise.  In addition, depending upon prevailing conditions or other factors, Sems Advisors LLC may determine to dispose of shares of Common Stock in the open market, in privately negotiated transactions with third parties, or otherwise.

As a director of the Company, Reporting Person Lloyd Sems will fulfill his fiduciary duties to the Company and its shareholders.  In doing so, he may consider plans and proposals submitted by management with respect to business combinations aimed at improving the operating efficiencies of the Company, acquiring complementary properties, entering new market regions and/or for other reasons.  These business combinations may include mergers and acquisitions, asset purchases and sales, as well as strategic ventures and marketing alliances.   As a director, Lloyd Sems may also, depending upon the facts and circumstances, consider any plans and proposals with respect to other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer

(a), (b)

SEMS ADVISORS LLC

(a)	Amount beneficially owned: 171,300
(b)	Percent of class: 7.5%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 171,300
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 171,300
LLOYD SEMS

(a)	Amount beneficially owned: 171,300
(b)	Percent of class: 7.5%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 171,300
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 171,300

CUSIP No. 96946510-3

SEMS ADVISORS LLC, NORTH & WEBSTER, LLC(11). AND CONCENTRIC INVESTMENT MANAGEMENT, LLC(12)

(a)	Amount beneficially owned: 356,136(13)
(b)	Percent of class: 15.6%(14)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 356,136(15)

	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 171,300(16)

(c)                                  N/A

(d)                                 N/A

(e)                                  N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On or about April 17, 2009, the Reporting Persons, North & Webster, Samuel A Kidston and Concentric may be deemed to have entered into an arrangement pursuant to which they would jointly seek the election or appointment of Messrs. Samuel Kidston and Lloyd Sems to the board of directors of the Company to fill the two vacancies then on the board of directors. As part of the arrangement, Samuel Kidston of North & Webster received revocable proxies to vote the 123,425 shares of the Company held by Concentric through its broker UBS Securities LLC.  As of the date hereof, each of Messrs. Kidston and Sems have been appointed and confirmed to the board of directors of the Company. Because the purpose of the arrangement has been satisfied, and because there is no other arrangement with respect to the shares among the parties, with respect to voting or disposition or otherwise, any group among them that may have been deemed to have been formed has been abandoned.

(11)   North & Webster, LLC is the General Partner of North & Webster Value Opportunities Fund LP, a limited partnership formed under the laws of the State of Delaware, which holds directly 52,411 of the reported shares.   North & Webster, LLC also indirectly holds 9,000 of the reported shares  in managed accounts over which North & Webster, LLC has voting and dispositive power.  Samuel A. Kidston, also a Reporting Person, is the Managing Member of North & Webster, LLC.

(12)   Concentric Investment Management, LLC is a Delaware limited liability company whose managing member is Edmund Kellogg.  It beneficially owns 123,425 shares. Shares reported for Concentric Investment Management LLC include shares beneficially owned by Deep Woods Partners L.P. and Deep Woods Partners QP, L.P.

(13)   As a result of the mutual intent described in Item 4 of this Schedule 13D, the Reporting Persons may be deemed to have been part of a group with North & Webster and Concentric.  The Reporting Persons do not affirm to be part of a group and expressly disclaims beneficial ownership of the 184,836 shares of Common Stock listed that may be deemed to be owned in the aggregate by North & Webster and Concentric.

(14)   The Reporting Persons may be deemed to beneficially own, in the aggregate (not including the shares as to which beneficial ownership has been disclaimed as provided in footnote (3) above), 7.5% of the issued and outstanding shares of Common Stock of the Company.

(15)   The Reporting Persons may be deemed to have shared voting power over these shares only for the purposes described in Item 4, below.  Effective immediately after the date hereof, the Reporting Persons ceased having any arrangement that may be deemed to confer or combine shared voting power with Concentric and North & Webster, LLC.  The Reporting Persons therefore disclaim beneficial ownership as to the North & Webster and Concentric shares.

(16)   The Reporting Persons share dispositive power as to these shares.

CUSIP No. 96946510-3

Item 7.	Material to be Filed as Exhibits

The following exhibit is incorporated by reference herein:

Exhibit 1                   Proxy dated April 16, 2009 from UBS Securities LLC granting Samuel A. Kidston and North & Webster the right to vote 90,099 shares of the Company’s Common Stock beneficially owned by UBS Securities LLC.

Exhibit 2                   Proxy dated April 16, 2009 from UBS Securities LLC granting Samuel A. Kidston and North & Webster the right to vote 33,326 shares of the Company’s Common Stock beneficially owned by UBS Securities LLC.

Exhibit 3                   Joint Filing Agreement, dated April 27, 2009.

CUSIP No. 96946510-3

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 27th day of April, 2009

By:	/s/ Lloyd Sems
Lloyd Sems, as Managing Member of SEMS
ADVISORS LLC

/s/ Lloyd Sems
Lloyd Sems

CUSIP No. 96946510-3

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13D:

Exhibit 1                   Proxy dated April 16, 2009 from UBS Securities LLC granting Samuel A. Kidston and North & Webster the right to vote 90,099 shares of the Company’s Common Stock beneficially owned by UBS Securities LLC.

Exhibit 2                   Proxy dated April 16, 2009 from UBS Securities LLC granting Samuel A. Kidston and North & Webster the right to vote 33,326 shares of the Company’s Common Stock beneficially owned by UBS Securities LLC.

Exhibit 3                   Joint Filing Agreement, dated April 27, 2009.